Mail Stop 3561

May 4, 2007

Mr. Lincoln M. Dastrup
Chief Financial Officer
6337 Highland Drive #1053
Salt Lake City, Utah 84121

> **Re:**   **Curatech Industries, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed April 17, 2007**
> **File No. 000-51140**

Dear Mr. Dastrup:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended December 31, 2006

Statements of Operations

1. We note from your disclosures on pages 5 and 12 that you currently occupy office facilities in Salt Lake City, Utah consisting of approximately 500 square feet of

office space. Please tell us if you have recorded any lease expense for the use of this space on your statements of operations for fiscal years 2006 and 2005. Please note that your financial statements should reflect all costs of doing business, including those paid for by a parent or principal stockholder. If you have not recorded lease expense for the office space, please revise to record the market value of the office space in your statements of operations. If you do not believe this expense would be material, please indicate that in your response and explain your basis for this conclusion. See Staff Accounting Bulletin Topic 1B.1 and 5T.

2. It appears from your disclosures in the Executive Compensation section on page 31 that Lincoln Dastrup is the only officer that received compensation in the years ended December 31, 2006 and 2005. It is unclear whether any other officers or employees were paid any amounts during the financial statement periods, as your disclosure on page 12 of your Form 8-K dated October 26, 2006 indicates that you have not paid any salaries or other compensation to your officers, directors or employees in the years ended December 31, 2005 and 2004 and MedaCure has not paid any salaries or compensation since April 2006. Please either revise the disclosure in the Business and MD&A sections to state that these officers were not paid during the period covered by your financial statements or provide the appropriate amounts they were paid in the Executive Compensation section.

3. We note that you have recorded $472,500 for the impairment of assets in the year ended December 31, 2006.   Please revise the notes to the financial statements to explain the nature of this impairment and how the amount was determined. Your revised disclosure should be similar to that provided in Note 4 to Medacure's financial statements included in the Report on Form 8-K dated October 26, 2006.

4. We note that in the year ended December 31, 2005 you had $25,000 of other income recorded in your statement of operations. Please tell the nature of this income and revise MD&A in future filings to discuss the change in other income between the year ended December 31, 2005 and 2006.

Statements of Cash Flows

5. We note that the purchase of MedaCure is presented on the statement of cash flows as a cash outflow from investing activities of $626,520. In light of the fact that your disclosures elsewhere indicate that the MedaCure acquisition was completed through the issuance of shares of common stock, please revise to eliminate this non-cash transaction from your statement of cash flows. Refer to paragraph 32 of SFAS No. 95.

Note to the Financial Statements

– General

6. We note from your disclosure in Item 11 on page 33 that the Dastrup family, together, beneficially owns 58.9% of the common stock and has the effective power to control the vote on substantially all significant matters without the approval of other stockholders. Please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

Note 4. Related Party Transaction

7. We note the disclosure indicating that the Company has at various times made temporary loans to the Chief Executive Officer which are presented on the balance sheet as a note receivable. Please confirm that these receivables did not result from the sale or issuance of the Company's common shares. If these receivables did result from transactions involving the Company's equity securities, we would expect them to be classified as a reduction of equity in accordance with the guidance outlined in Staff Accounting Bulletin Topic 4:E. Please advise or revise as appropriate.

Note 5. Agreement and Plan of Merger

8. In light of the fact that the MedaCure shareholders owned approximately 79% of your outstanding shares following the acquisition, and appointed three new directors to the board of directors, effectively controlling the new company, it appears that the acquisition should be accounted for as a reverse acquisition with MedaCure presented as the accounting acquirer. Please revise your historical financial statements to reflect only those of Medacure, the accounting acquirer since its inception on April 25, 2006. The reverse acquisition should be accounted for as a recapitalization at historical cost with the outstanding shares of Curatech at the date of the merger shown as an issuance of shares in the statement of shareholders' equity (deficit) ofr the amount of Curatech's net assets at the date of the merger. Historical stockholders' equity of Medacure prior to the merger should be retroactively restated for the equivalent number of shares received in the merger. Please revise accordingly. For guidance see paragraph 17 of SFAS No. 141, and SEC Practice, *Application of Reverse Purchase Accounting*.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief